UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VISUALANT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

928449107
(CUSIP Number)

Sumitomo Precision Products Co., Ltd.
1-10 Fuso-cho Amagasaki Hyogo 660-0891 Japan 011-81-6-6482-8811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  928449107

1.	Name of Reporting Persons.
Sumitomo Precision Products Co., Ltd. (“SPP”)

I.R.S. Identification Nos. of above persons (entities only).
Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
17,307,693
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
17,307,693
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
17,307,693

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (9)
21.8%

14.	Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer

This Schedule 13D (“13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Visualant, Inc. (“the Company”), a Nevada corporation, whose principal executive office is located at 500 Union St, Suite 406, Seattle, WA 98101. The principal executive officer is Ronald P. Erickson, Chief Executive Officer.

This 13D gives notice of the issuance of 17,307,693shares of restricted common stock of the Company issued to SPP related to a Stock Purchase Agreement dated May 31, 2012 that was funded on June 21, 2012.The restricted common stock was issued at the closing bid price of $.13 per share, the price during negotiations.

Item 2. Identity and Background

This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”. SPP is publicly traded on the Tokyo and Osaka Stock Exchanges and has operations in Japan, United States, China, United Kingdom, Canada and other parts of the world. Additional details are available at http://www.spp.co.jp/English/index2-e.html.

Information with respect to this Reporting Person is given solely by such Reporting Person.

On May 31, 2012, Visualant, Inc. (“Visualant” or the “Company”) executed a Stock Purchase Agreement with SPP whereby SPP will invest US $2,250,000 into Visualant in exchange for 17,307,693 shares of restricted common shares priced at $0.13 per share.  In addition Visualant and SPP have entered into a one year Joint Development Agreement focused on the commercialization of the Visualant SPM technology and a License Agreement providing SPP with an exclusive license of the SPM technology in identified Asian territories.  SPP paid Visualant an initial payment of US $1 million for the License Agreement, and a running royalty for the license will be negotiated at the completion of the Joint Development Agreement.

These agreements are the culmination of several months of work by the parties developing and testing the SPM products, analyzing the market potential for the SPM technology and developing a product plan.

The principal business address of SPP is located at 1-10 Fuso-cho Amagasaki Hyogo 660-0891 Japan.

During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

See description to Item 4.

Item 4. Purpose of Transaction

The Common Stock was acquired for, and is being held for investment purposes.

This 13D gives notice of the issuance of 17,307,693 shares of restricted common stock of the Company issued to SPP related to a Stock Purchase Agreement dated May 31, 2012 that was funded on June 21, 2012.The restricted common stock was issued at the closing bid price of $.13 per share, the price during negotiations.

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

Item 5. Interest in Securities of the Issuer

SPP

(a) As of June 21, 2012, SPP beneficially owned 17,307,693 shares of Common Stock individually. SPP beneficially owned 21.8% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of June 21, 2012 of 79,434,463.

(b) As of June 21, 2012, SPP had sole voting power and sole dispositive power with respect to 17,307,693 shares of Common Stock individually.

(c) SPP has acquired 17,307,693 shares of restricted common stock of the Company within the 60 days prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Stock Purchase Agreement dated May 31, 2012 by and between Visualant, Inc. and Sumitomo Precision Products Co., Ltd. Attached to Form 8-K dated May 31, 2012 and filed June 4, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date June 27, 2012	By:	/s/ Ichiro John Paul Takesako
Name Ichiro John Paul Takesako
Title Business Development

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)